FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Mar 11, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Mar 11, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 659 - 2º andar 05093-901 - São Paulo - SP - Brasil Tel. 55 11 3649-3130 Fax 55 11 3649-1785 www.sadia.com.br

São Paulo, March 4, 2005

NOTICE TO THE MARKET

Sadia inaugurates its Ponta Grossa Logistics Center

Sadia inaugurated today, March 4, 2005, its Ponta Grossa Logistics Center. The Governor of the State of Paraná himself, Roberto Requião, was on hand for the opening of this, one of the most advanced centers of its kind in Brazil. Investments in the center totaled R$ 30 million, with construction completed in around 18 months.

The Center began operating in November, and despite being entirely automated, has generated 110 jobs, adding to the 13,900 existing Sadia employees in Paraná.

The Logistics Center occupies an area of 8,000 square meters and has the capacity to store 11,000 pallets or 10,000 tons of products. With its twelve docks, it is possible to load five containers and seven trucks simultaneously.

Designed to store products for export, the project is in line with the strategy of the State of Paraná, which is also focusing its attention on the international market. The construction of the Logistics Center is in line with Sadia’s strategy to serve its 200 international customers, spread throughout 100 countries, evermore quickly and reliably.

Luiz Gonzaga Murat Júnior Director of Investor Relations SADIA S.A.